February 27, 2017

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2015 Filed March 14, 2016

Form 10-Q for the Quarterly Period Ended September

30, 2016 Filed November 7, 2016

Form 8-K

Filed October 26, 2016

File No. 001-35355

Dear Mr. West:

On behalf of Manning & Napier, Inc. (“Company”), we are providing this addendum to our letter dated January 13, 2017, which was provided in response to your letter dated December 15, 2016. For convenience of reference, the text of your comments has been reproduced in italicized type herein, with the addendum to our original response following.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 48

Note 3—Noncontrolling Interests, page F-13

1.	We note that on April 16, 2015, you granted approximately 1.1 million of Class A common stock awards under the 2011 Equity Compensation Plan (the “Equity Plan”) for which you acquired an equivalent number of Class A units of Manning and Napier Group and that these acquisitions of additional operating membership interests were treated as reorganizations of entities under common control as required by ASC 805“Business Combinations.” Please address the following:

•	Tell us and revise your future filings as necessary to explain how you accounted for the equivalent number of Class A units of Manning and Napier Group that you acquired, including the related impact to Non-controlling interests.

The acquisitions of additional operating membership interests in Manning & Napier Group result in changes in the Company’s ownership interest. For transactions when Class A Units of Manning & Napier Group were purchased for cash and retired by Manning & Napier Group, the carrying amount of the non-controlling interests and the amount recognized in equity attributable to the parent were adjusted in accordance with ASC 810 “Consolidation,” which states that changes in a parent’s ownership interest when the parent retains its controlling financial interest in the subsidiary should be accounted for as equity transactions. For these transactions, in accordance with ASC 810-45-23, the carrying amount of the noncontrolling interest was adjusted to reflect the change in its ownership interest in the subsidiary, with any difference between that change and the fair value of the consideration paid to purchase the Class A Units being recognized in equity attributable to the parent (i.e. the Company’s additional paid-in-capital).

For transactions in which Manning & Napier Group issued Class A Units to the Company in an amount equivalent to the number of Class A common shares issued by the Company under its Equity Plan, the Company did not record the balance sheet impact to the noncontrolling interests or to the equity attributable to the parent to reflect the change in ownership interest in the subsidiary. This error impacted the Consolidated Statements of Financial Condition and of Shareholders’ Equity as it resulted in an understatement of non-controlling interests, with a corresponding overstatement of additional paid-in-capital (i.e. equity attributable to the parent).

The following table summarizes the transactions that have impacted the Company’s equity ownership interest in Manning & Napier Group for the years ended December 31, 2015, 2014 and 2013, the resulting impact to the ownership of Manning & Napier Group by the controlling and noncontrolling interests, and the cumulative understatement of noncontrolling interests for each fiscal period:

	Group Class A Units Outstanding (#)			Ownership of Group (%)		Cumulative error (in thousands)
	Controlling Interest	Noncontrolling Interests	Total	Controlling Interest	Noncontrolling Interests
As of January 1, 2013	12,245,720	76,400,000	88,645,720	13.8%	86.2%	$—
Group Class A Units issued (1)	50,373	(40,480)	9,893	—%	—%	(26)
Group Class A Units exchanged	—	(498,497)	(498,497)	0.1%	(0.1)%	(140)

For the year ended December 31, 2013	12,296,093	75,861,023	88,157,116	13.9%	86.1%	$(166)
Group Class A Units issued (1) (2)	23,294	—	23,294	—%	—%	(9)
Group Class A Units exchanged (2)	187,848	(2,286,685)	(2,098,837)	0.6%	(0.6)%	(585)

For the year ended December 31, 2014	12,507,235	73,574,338	86,081,573	14.5%	85.5%	$(760)
Group Class A Units issued	1,071,590	—	1,071,590	1.1%	(1.1)%	(578)
Group Class A Units exchanged (2)	—	(5,677,854)	(5,677,854)	1.1%	(1.1)%	(1,622)

For the year ended December 31, 2015	13,578,825	67,896,484	81,475,309	16.7%	83.3%	$(2,960)

(1)	The impact of the transactions on the ownership of Manning & Napier and noncontrolling interest was less than 0.1%.
(2)	Ownership activity disclosed includes multiple unit issuances or exchanges that occurred during the respective year and are combined within the table above for presentation purposes.

Due to the fact that the errors have a cumulative impact on the accounting for subsequent ownership changes, the Company assessed the impact of all ownership changes for the respective periods and determined that the understatement of non-controlling interests, and corresponding overstatement of additional paid-in capital was approximately $3.0 million, $0.8 million and $0.2 million as of December 31, 2015, 2014 and 2013, respectively.

As noted in our initial response letter, the Company determined that the errors were not material to the Consolidated Statements of Financial Condition and of Shareholders’ Equity for the fiscal years then ended. The materiality assessment took into consideration the guidance in SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and ASC 250, Accounting Changes and Error Corrections. The misclassification had no impact on the Company’s Consolidated Statements of Operations, of Comprehensive Income or of Cash Flows for any period.

The Company used 5% of net income as a preliminary threshold regarding materiality when assessing the impact of the misclassification on its consolidated financial statements. For the fiscal years ended December 31, 2015, 2014 and 2013, 5% of net income was $5.8 million, $6.2 million and $3.8 million, respectively. However, the Company also performed a qualitative assessment and concluded on the materiality of the error based on all of the relevant facts and circumstances.

As outlined below, the Company believes that there is not a substantial likelihood that a reasonable person would consider the classification error between additional paid-in capital and noncontrolling interests as material to the previously filed financial statements or to have significantly altered the total mix of information available.

The table below summarizes the quantitative impact of the revision:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Additional paid-in capital, as previously reported	$205,760	$209,284	$208,988
Additional paid-in capital, as revised	$202,799	$208,524	$208,822
Revision impact—$	$(2,961)	$(760)	$(166)
Revision impact—%	(1.4)%	(0.4)%	(0.1)%
Noncontrolling interest, as previously reported	$(33,976)	$(19,623)	$(22,790)
Noncontrolling interest, as revised	$(31,015)	$(18,863)	$(22,624)
Revision impact—$	$2,961	$760	$166
Revision impact—%	(8.7)%	(3.9)%	(0.7)%
Total shareholders’ equity, as previously reported	$134,780	$148,711	$208,988
Total shareholders’ equity, as revised	$134,780	$148,711	$208,988
Revision impact—$	$—	$—	$—
Revision impact—%	—%	—%	—%
Net income, as previously reported	$24,307	$68,536	$19,159
Net income, as revised	$24,307	$68,536	$19,159
Revision impact—$	$—	$—	$—
Revision impact—%	—%	—%	—%

The misclassification impact is below our preliminary materiality threshold of 5% of net income for all periods. The misclassification impact to additional paid-in-capital was below 2% for all periods. While the impact to noncontrolling interest is 8.7% for the period ended December 31, 2015, management believes that absent any qualitative factors (discussed below) that the percent impact is not material and is not of such a magnitude that it would have changed any investors’ view of the Company relating to the respective periods. The classification error has no impact to net income, net income per share and total shareholders’ equity in any period as net income was properly allocated between the controlling and noncontrolling interests based on the actual weighted ownership percentages for each period. As result, management concluded that when quantitative factors are considered in the aggregate, they do not indicate that a restatement of previously issued financial statements is required.

The Company also assessed the classification error on a qualitative basis, including the qualitative factors that are provided in SAB 99. As part of this assessment, management did not identify any qualitative factors that it believed would indicate that the previously issued financial statements were materially misstated. The significant qualitative factors considered by management were that the error did not mask a change in earnings or other trends, it did not hide a failure to meet analysts’ consensus expectations for the enterprise, there was no impact to net income and therefore it did not change a loss into income or vice versa and it had no impact on management’s compensation. In addition, the misclassification had no impact with the Company’s regulatory requirements, its compliance with loan covenants and it did not involve concealment of an unlawful transaction.

As a result of the aforementioned assessment, management concluded that, in accordance with SAB 99, the error individually and in the aggregate was not material to its fiscal year ended December 31, 2015, 2014 or 2013 financial statements. This conclusion was based on a qualitative and quantitative assessment of the error in relation to previously filed financial statements. In addition, management concluded it would record an out-of-period adjustment, with appropriate disclosure, in the fiscal year ended December 31, 2016 financial statements as the correction of the error does not create a material misstatement in the current period. The Company’s conclusion was also based on consultations with the Company’s Chairman of the Audit Committee of the Board of Directors and with its independent auditors.

Internal Control Assessment

The Company assessed the control implications of the misclassification and preliminarily concluded that the deficiency, individually and in the aggregate, was not a material weakness in internal control over financial reporting. The Company’s conclusion was also based on consultations with the Company’s Chairman of the Audit Committee of the Board of Directors and with its independent auditors. The Company’s final assessment will be included in its upcoming Form 10-K for the Fiscal Year Ended December 31, 2016.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 1. Financial Statements (unaudited)

Note 2—Summary of Significant Accounting Policies, page 6

Revision of Previously Reported Consolidated Statements of Operations, page 7

2.	We note from your disclosure here and the information furnished within Exhibit 99 of your Form 8-K filed on October 26, 2016, that you revised your prior period financial statements to properly present payments made to certain advisory clients as a reduction to revenue in accordance with ASC 605-50. Please address the following:

•	Explain to us the nature and terms of the rebates and direct us to the specific guidance you used to support your accounting treatment. In this regard, please ensure to provide your consideration and analysis of whether a liability should have been recorded for an estimate of future payments or rebates. Refer to ASC 605-50-25-4 through 25-8.

•	Tell us if the rebates were paid to related parties. If so, revise your disclosure on pages 18-19 (Note 14—Related Party Transactions).

•	Revise your future filings to include in your Summary of Significant Accounting Policies (Note 2) your policy for rebates (i.e. payments made to certain advisory clients).

As an addendum to our response dated January 13, 2017 please find below our analysis of qualitative and quantitative factors regarding the classification of payments to certain advisory clients. The Company revised its treatment of these payments in accordance with ASC 605-50, Revenue Recognition—Customer Payments and Incentives to properly present them as a reduction of revenue within the Consolidated Statements of Operations. The misclassification had no impact on the Company’s Consolidated Statements of Financial Condition, of Comprehensive Income, of Shareholders’ Equity or of Cash Flows and the Company appropriately accrued a liability of approximately $0.8 million in accrued expenses and other liabilities for the years ended December 31, 2015 and 2014. Based on our financial statement assessment for the three-months ended March 31, 2016, three and six months ended June 30, 2016 and years ended December 31, 2015, 2014 and 2013, management concluded that the classification error was not material to the previously issued financial statements.

The materiality assessment took into consideration the guidance in SAB 99 and ASC 250, Accounting Changes and Error Corrections. The Company used 5% of net income as a preliminary threshold regarding materiality when assessing the impact of the classification error on its consolidated financial statements. For the fiscal years ended December 31, 2015, 2014 and 2013, 5% of net income was $5.8 million, $6.2 million and $3.8 million, respectively. However, the Company also performed a qualitative assessment and concluded on the materiality of the error based on all of the relevant facts and circumstances.

As outlined below, the Company believes that there is not a substantial likelihood that a reasonable person would consider the misclassification between investment management services revenue and distribution, servicing and custody expenses as material to the previously filed financial statements or to have significantly altered the total mix of information available.

The table below summarizes the quantitative impact of the revision:

	Three months ended
	June 30,	March 31,	Year Ended December 31,
	2016	2016	2015	2014	2013
	(in thousands)
Investment management services revenue, as previously reported	$67,541	$64,538	$327,818	$405,465	$376,068
Investment management services revenue, as revised	$64,505	$62,042	$318,043	$396,998	$369,572
Revision impact—$	$(3,036)	$(2,496)	$(9,775)	$(8,467)	$(6,496)
Revision impact—%	(4.5)%	(3.9)%	(3.0)%	(2.1)%	(1.7)%
Distribution, servicing and custody expenses, as previously reported	$11,986	$11,338	$59,013	$77,165	$67,688
Distribution, servicing and custody expenses, as revised	$8,950	$8,842	$49,238	$68,698	$61,192
Revision impact—$	$(3,036)	$(2,496)	$(9,775)	$(8,467)	$(6,496)
Revision impact—%	(25.3)%	(22.0)%	(16.6)%	(11.0)%	(9.6)%
Total operating expenses, as previously reported	$44,578	$41,758	$199,266	$270,972	$291,229
Total operating expenses, as revised	$41,542	$39,262	$189,491	$262,504	$284,733
Revision impact—$	$(3,036)	$(2,496)	$(9,775)	$(8,468)	$(6,496)
Revision impact—%	(6.8)%	(6.0)%	(4.9)%	(3.1)%	(2.2)%
Net income, as previously reported	$21,698	$22,184	$116,952	$123,735	$76,941
Net income, as revised	$21,698	$22,184	$116,952	$123,735	$76,941
Revision impact—$	$—	$—	$—	$—	$—
Revision impact—%	—%	—%	—%	—%	—%

The misclassification impact is greater than our preliminary materiality threshold of 5% of net income for all periods, however, the classification itself had no impact on net income or net income per share and management assessed the misclassification on the impacted financial statement line items. The impact on revenue is below 5% for all periods. While the impact to distribution, servicing and custody expense is greater than 20% for the first and second quarters in 2016, and 11%, and 17% for fiscal 2014 and 2015, respectively, management believes that absent any qualitative factors (discussed below) that the percent impact is not of such a magnitude that it would have changed any investors’ view of the Company relating to the respective periods. The misclassification had no impact to operating income, net income, or net income per share in any period. Therefore, when quantitative factors are considered in the aggregate, they do not indicate that a restatement of previously issued financial statements is required.

The Company also assessed the misclassification on a qualitative basis, including the qualitative factors that are provided in SAB 99. As part of this assessment completed in conjunction with the filing of its Form 10-Q for the Quarterly Period Ended September 30, 2016, management did not identify any qualitative factors that it believed would indicate that the previously issued financial statements were materially misstated. The significant qualitative factors considered by management were that the misstatement did not mask a change in earnings or other trends, it did not hide a failure to meet analysts’ consensus expectations for the enterprise, there was no impact to net income and therefore it did not change a loss into income or vice versa and it had no impact on management’s compensation. In addition, the misstatement had no impact with the Company’s regulatory requirements, its compliance with loan covenants and it did not involve concealment of an unlawful transaction.

As a result of the aforementioned assessment, management concluded that, in accordance with SAB 99, that the misclassification individually and in the aggregate is not material to the fiscal year ended December 31, 2015, 2014 or 2013 financial statements, or to the first and second quarter 2016 financial statements. This conclusion was based on a qualitative and quantitative assessment of the classification in relation to previously filed quarterly and annual financial statements. The Company’s conclusion was also based on consultations with the Company’s Audit Committee of the Board of Directors and with its independent auditors. However, given the impact to revenue and expense trends in subsequently issued financial statements, and to provide investors with a clearer understanding of these trends, the Company concluded it would revise the previously issued financial statements the next time they are presented.

Internal Control Assessment

The Company assessed the control implications of the miclassification and as of September 30, 2016, concluded that the deficiency, individually and in the aggregate, was not a material weakness in internal control over financial reporting. The Company’s conclusion was also based on consultations with the Company’s Audit Committee of the Board of Directors and with its independent auditors.

Principles of Consolidation, page 7

3.	We note that you provide seed capital to your investment teams to develop new products and services for your clients and that the original seed investments may represent all or a majority of the equity investment in the new product. Please address the following:

•	Explain in further detail and revise your future filings to clarify the assumptions and judgments made in evaluating whether you hold variable interests in your seed investments, including whether the seed investments are variable interest entities.

•	Tell us and clarify, based on entities evaluated for consolidation, which entities you have determined you hold a controlling financial interest, and the nature thereof.

•	Tell us and revise your future filings to disclose the circumstances when you would no longer be deemed to control the seed investment funds and identify the accounting method used when these funds are deconsolidated.

As noted in our initial response letter, the Company holds direct investments in certain mutual funds of the the Manning & Napier Fund, Inc. series of mutual funds (which are made on the same terms as are available to other investors) and consolidates each of these entities where it has a controlling financial interest or a majority voting interest. When the Company is no longer deemed to hold a controlling financial interest in a fund, which would occur when either the Company redeems its shares or shares held by third parties exceed the number of shares held by the Company, the Company would deconsolidate the fund and classify the remaining investment as either an equity method investment or trading securities, as applicable.

The following proposed disclosure will be included in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016:

The Company provides seed capital to its investment teams to develop new products and services for its clients. The original seed investment may be held in a separately managed account, comprised solely of the Company’s investments or within a mutual fund, where the Company’s investments may represent all or only a portion of the total equity invested in the mutual fund. The Company’s investments in mutual funds amounted to approximately

$X [$ amount open until 2016 10-K] and $1.2 million at December 31, 2016 and 2015, respectively. Pursuant to U.S. GAAP, the Company evaluates its investments in mutual funds on a regular basis and consolidates such mutual funds for which it holds a controlling financial interest. When no longer deemed to hold a controlling financial interest, the Company would deconsolidate the fund and classify the remaining investment as either an equity method investment or as trading securities, as applicable.

We thank you for your attention to this response letter. Please direct additional questions or requests for information as follows:

Beth H. Galusha

Principal Financial Officer

Manning & Napier, Inc.

290 Woodcliff Drive

Fairport, NY 14450

585-325-6880

Sincerely,

/s/ Beth H. Galusha
Beth H. Galusha
Principal Financial Officer